UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Justin G. Hamill, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

January 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747601201	13D	Page 2 of 14 pages

1	Names of Reporting Persons SLP Quartz Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,518,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,518,484

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 3 of 14 pages

1	Names of Reporting Persons SLP VI Aggregator GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,518,484
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,518,484

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 4 of 14 pages

1	Names of Reporting Persons Silver Lake Partners VI DE (AIV), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,286,624
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,286,624

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,286,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 5 of 14 pages

1	Names of Reporting Persons Silver Lake Technology Investors VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 182,731
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 182,731

11	Aggregate Amount Beneficially Owned by Each Reporting Person 182,731
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 6 of 14 pages

1	Names of Reporting Persons Silver Lake Technology Associates VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person PN

CUSIP No. 747601201	13D	Page 7 of 14 pages

1	Names of Reporting Persons SLTA VI (GP), L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 8 of 14 pages

1	Names of Reporting Persons Silver Lake Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 24,987,839
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 24,987,839

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,987,839
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.9%
14	Type of Reporting Person OO

CUSIP No. 747601201	13D	Page 9 of 14 pages

Explanatory Note

This Amendment No. 3 (the “Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 11, 2021 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Qualtrics International Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

From February 23 through March 11, 2022, Silver Lake Partners VI DE (AIV), L.P. (“SLP VI”) and Silver Lake Technology Investors VI, L.P. (“SLTI VI”) purchased 676,938 shares of Class A Common Stock for investment purposes, for an aggregate purchase price of approximately $18.8 million (excluding commissions). The source of funds for such transactions was funds available to SLP VI and SLTI VI, respectively, including capital contributions from their respective investors.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Non-disclosure Agreement

On January 26, 2023, SAP SE, the controlling stockholder of the Issuer, announced that it intends to explore a sale of its stake in the Issuer (the “SAP Proposal”). In connection with the announcement of the SAP Proposal, on January 31, 2023, Silver Lake Management Company V, L.L.C. (“SLMC V”) entered into an amendment and restatement of its pre-existing customary mutual non-disclosure agreement (the “Non-disclosure Agreement”) with the Issuer. Pursuant to the terms of the Non-disclosure Agreement, as amended, SLMC V has agreed that for a period of one year, among other things and subject to certain exceptions (including if pursuant to the request or approval of the Issuer), SLMC V and its affiliated investment funds, which includes the Reporting Persons, will not: acquire any voting securities of the Issuer; or participate in any solicitation of proxies to vote securities of the Issuer.

Exploration of Strategic Alternatives

In connection with the announcement of the SAP Proposal, the Reporting Persons have discussed and explored, and expect to continue to discuss and explore, various potential alternatives with respect to their investment in the Issuer. The Reporting Persons currently intend to submit a proposal (which could also lead to one or more subsequent revised or different proposals) that could result in the Reporting Persons and/or their affiliates acquiring all or substantially all of the outstanding capital stock of the Issuer, which would result in a de-listing and de-registration of the Class A Common Stock (referred to herein as a “De-listing”). The Reporting Persons may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as

CUSIP No. 747601201	13D	Page 10 of 14 pages

sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from affiliates of the Reporting Persons; engaging with third parties to pursue other strategic transactions, including, but not limited to, a transaction that leads to a De-listing; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that the Reporting Persons will make any such proposal, and if any such proposal is made, the Reporting Persons can provide no assurances that they will successfully consummate any proposed transaction.

The Reporting Persons and Mr. Durban, in his position as a director of the Issuer and Co-CEO and Managing Partner of Silver Lake Group, L.L.C. (“SLG”), the parent entity of the Reporting Person, intend to engage in communications, discussions and negotiations with members of management and of the board of directors, and their legal, financial, accounting and other advisors; potential partners and counterparties in any transaction; and current or prospective stockholders of the Issuer; and other relevant parties, regarding the various alternatives that may from time to time be under consideration by the Reporting Persons and/or their affiliates. To facilitate their consideration of such matters, the Reporting Persons have recently, or intend to, retain consultants and advisors and enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar obligations or agreements.

General

The Reporting Persons originally acquired the Class A Common Stock for investment purposes and, in addition to the more specific analysis set out above, intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s management, business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Non-disclosure Agreement, as amended, and the other agreements described in Item 6 of the Schedule 13D, the Reporting Persons, at any time and from time to time may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions (including, without limitation, by distributing some or all of such shares of Class A Common Stock to the Reporting Persons’ direct or indirect members, partners or beneficiaries, as applicable, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap, repurchase or other hedging or financing transaction).

Other than as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals listed in Annex A attached hereto, currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 747601201	13D	Page 11 of 14 pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 167,560,111 shares of Class A Common Stock outstanding as of October 24, 2022, based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SLP Quartz Aggregator, L.P.	22,518,484	13.4%	0	22,518,484	0	22,518,484
SLP VI Aggregator GP, L.L.C.	22,518,484	13.4%	0	22,518,484	0	22,518,484
Silver Lake Partners VI DE (AIV), L.P.	2,286,624	1.4%	0	2,286,624	0	2,286,624
Silver Lake Technology Investors VI, L.P.	182,731	0.1%	0	182,731	0	182,731
Silver Lake Technology Associates VI, L.P.	24,987,839	14.9%	0	24,987,839	0	24,987,839
SLTA VI (GP), L.L.C.	24,987,839	14.9%	0	24,987,839	0	24,987,839
Silver Lake Group, L.L.C.	24,987,839	14.9%	0	24,987,839	0	24,987,839

The Reporting Persons may be deemed to beneficially own an aggregate of 24,987,839 shares of Class A Common Stock, which includes (i) 22,518,484 shares of Class A Common Stock held of record by SLP Quartz Aggregator, L.P. (“SLP Quartz”); (ii) 2,286,624 shares of Class A Common Stock held of record by SLP VI; and (iii) 182,731 shares of Class A Common Stock held of record by SLTI VI. The 24,987,839 shares of Class A Common Stock beneficially owned by the Reporting Persons represent approximately 4.2% of the total common stock of the Issuer (“Company Common Stock”), representing approximately 0.57% of the total voting power of the outstanding Company Common Stock as of November 3, 2022.

SLG is the managing member of SLTA VI (GP), L.L.C., which is the general partner of Silver Lake Technology Associates VI, L.P. (“SLTA VI”), which is (i) the general partner of SLP VI, (ii) the general partner of SLTI VI, and (iii) the managing member of SLP VI Aggregator GP, L.L.C. (“SLP VI GP”). SLP VI GP is the general partner of SLP Quartz.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A hereto is set forth in Annex A filed with the Schedule 13D filed by the Reporting Persons on February 11, 2021 and incorporated herein by reference in response to this Item 5.

CUSIP No. 747601201	13D	Page 12 of 14 pages

(c)    None.

(d)    None.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Non-disclosure Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or individuals listed in Annex A hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit Number	Description

A.	Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit A filed with the Schedule 13D on May 24, 2021).

B.	Class A Common Stock Purchase Agreement by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P., dated December 23, 2020 (incorporated herein by reference from Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1 (File No. 333-251767)).

C.	Stockholders’ Agreement, dated as of February 1, 2021 among Qualtrics International Inc., SAP America, Inc., SLP Quartz Aggregator, L.P. and Q II, LLC (incorporated herein by reference to Exhibit C filed with the Schedule 13D on February 11, 2021).

CUSIP No. 747601201	13D	Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2023

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

CUSIP No. 747601201	13D	Page 14 of 14 pages

Silver Lake Technology Investors VI, L.P.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel